Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA  19087
phone 484-583-1430
June 17, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Lincoln National Corporation
   Form 10-Q for the Quarter Ended March 31, 2010
   File No. 001-06028

Dear Mr. Rosenberg:

This letter is in response to the staff of the Division of Corporation Finance’s (the “Staff”) letter of June 4, 2010, concerning Lincoln National Corporation’s (“LNC” or the “Company”) Form 10-Q for the quarter ended March 31, 2010.  Our reply refers to the specific comments in the Staff’s letter.  In responding to the Staff’s comments, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following are the Staff’s comments and our responses:

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 5. Investments

AFS Securities, page 12

1.
Please reconcile for us the $199 million of U.S. and $456 million of foreign government bonds in the table of page 13 to the $1,188 million of United States and $1,358 million of foreign government and government agencies fixed maturity AFS securities, respectively, in the table on page 100.

June 17, 2010
Re: Lincoln National Corp

Response:

The lead in to the table on page 100 states the following:

“Details underlying our fixed maturity and equity securities portfolios by industry classification (in millions) are presented in the tables below.  These tables agree in total with the presentation of AFS securities in Note 5; however, the categories below represent a more detailed breakout of the AFS portfolio; therefore, the investment classifications listed below do not agree to the investment categories provided in Note 5.”

The following reconciles the differences (in millions) between the requested amounts reported on page 13 and page 100:

Fair
Value
U. S. Government and Government Agencies
U.S. government bonds	$199
U.S. government agency and government sponsored agencies (1):
Corporate bonds	914
State and municipal bonds	75
$1,188
Foreign Government and Government Agencies
Foreign government bonds	$456
Foreign government agency and government sponsored agencies -
corporate bonds (1)	902
$1,358

(1)	These securities have implied government support, but not explicit government guarantees; therefore, they are classified as corporate bonds or state and municipal bonds as applicable on page 13.

Concentration of Financial Instruments, page 23

2.
Your disclosure about concentration does not appear to comply fully with note 6 to Article 7-03.1 of Regulation S-X.  Please revise to disclose the name and aggregate amount invested in each person and its affiliates that exceeds 10% of your total stockholders’ equity.

Response:

To address the Staff’s comment, we will update our disclosures in future filings, beginning with our Form 10-Q for the quarter ended June 30, 2010, to include substantially the following in our Notes to Consolidated Financial Statements.

Included in corporate bonds in the tables above are bonds issued by the Federal Home Loan Mortgage Corporation with a fair value of $5.1 billion and $4.8 billion as of March 31, 2010, and December 31, 2009, respectively, and by Fannie Mae with a fair value of $3.0 billion as of such periods.

June 17, 2010
Re: Lincoln National Corp

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If you have any questions regarding our response, please contact me directly at (484) 583-1430.

Sincerely,

/s/ Douglas N. Miller
Douglas N. Miller
Vice President & Chief Accounting Officer

cc:  Frederick J. Crawford, Executive Vice President & Chief Financial Officer